October 5, 2023

Shawn Owen
Interim Chief Executive Officer
Salt Blockchain Inc.
c/o Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

      Re: Salt Blockchain Inc.
          Amendment No. 4 to Registration Statement on Form 10-12G
          Filed September 10, 2021
          Response Dated July 31, 2023
          File No. 000-56283

Dear Shawn Owen:

      We issued comments on the above captioned filing on August 25, 2023. On September 12, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact David Lin at (202) 551- 3552 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Crypto Assets

cc: Peter Jaslow